UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated May 24, 2012, which contains the Company’s preliminary first quarter 2012 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: June 1, 2012	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

FRONTLINE LTD.
FIRST QUARTER 2012 RESULTS

Highlights

•	Frontline reports net income attributable to the Company of $7.2 million and earnings per share of $0.09 for the first quarter of 2012.
•	Frontline sold the double hull Suezmax tanker, Front Alfa, and recognized a loss of $2.2 million.
•	Frontline terminated the charter party for the single hull VLCC, Titan Orion (ex-Front Duke), and recognized a gain of $9.4 million.
•	Frontline purchased $10.0 million notional value of the convertible bonds due 2015 for $5.4 million and recognized a gain of $4.6 million.
•	Frontline will not pay a dividend for the first quarter of 2012.

First Quarter 2012 Results

The Board of Frontline Ltd. (the “Company” or “Frontline”) announces net income attributable to the Company of $7.2 million, equivalent to earnings per share of $0.09, compared with a net loss of $343.7 million for the fourth quarter of 2011, equivalent to a loss per share of $4.41. The net income attributable to the Company in the first quarter includes a gain on sale of assets and amortization of deferred gains of $11.0 million, which includes a gain of $9.4 million on the termination of the charter party for the single hull VLCC, Titan Orion (ex-Front Duke), an aggregate deferred gain of $3.8 million relating to the sale and leasebacks of DHT Eagle (ex Front Eagle) and Gulf Eyadah (ex Front Shanghai) and a loss of $2.2 million on the sale of the double hull Suezmax tanker, Front Alfa. The net income attributable to the Company in the first quarter also includes a gain on the purchase of the Company’s convertible bonds of $4.6 million, which has been recorded in other non-operating income. The net loss attributable to the Company in the fourth quarter included a loss on sale of assets and amortization of deferred gains of $312.9 million, which included a loss of $307.0 million on the sale of ten vessels and five newbuilding contracts at fair market value to Frontline 2012 Ltd. (“Frontline 2012”), a loss of $9.3 million on the termination of the long term charter party for Front Striver and an aggregate deferred gain of $3.8 million relating to the sales and leasebacks of DHT Eagle (ex Front Eagle) and Gulf Eyadah (ex Front Shanghai).

The average daily time charter equivalents (“TCEs”) earned in the spot and period market in the first quarter by the Company’s VLCCs, Suezmax tankers and Suezmax OBO carriers were $25,600, $19,500 and $37,800, respectively, compared with $19,100, $13,900 and $41,600, respectively, in the preceding quarter. The spot earnings for the Company’s double hull VLCCs and Suezmax vessels were $25,400 and $19,500, respectively, compared with $16,800 and $12,400, respectively, in the preceding quarter. The Orion Suezmax pool had spot earnings of $19,200 in the first quarter. The Company’s double hull VLCCs excluding the spot index time charter vessels had spot earnings of $27,400 in the first quarter compared with $18,400 in the fourth quarter.

Profit share expense in the first quarter relates to the amended charter party agreements with Ship Finance International Limited (“Ship Finance”) and the amended charter party agreements for four leased vessels following the restructuring of the Company in December 2011. Profit share expense in the fourth quarter related to the profit sharing agreement with Ship Finance and was income of $0.3 million. The profit share expense is calculated on a year-to-date basis and the poor spot market in the fourth quarter resulted in a claw back in that quarter. The cash sweep expense relates to the amended charter parties with Ship Finance and the amended charter parties for four leased vessels and is based on the difference between the renegotiated rates and the actual market rate up to the original contract rates.

Ship operating expenses decreased by $9.6 million compared with the preceding quarter primarily as a result of a decrease in running costs mainly due to recent sales and lease terminations and a decrease in drydocking costs of $1.0 million.

Charter hire expenses decreased by $2.6 million in the first quarter compared with the preceding quarter primarily as a result of a $5.8 million decrease due to vessel redeliveries in the fourth quarter offset by charter hire of $3.2 million on two vessels chartered in from Frontline 2012 on floating rate time charters.

Interest expense, net of capitalized interest, was $24.3 million in the first quarter of which $5.8 million relates to the Company’s subsidiary Independent Tankers Corporation Limited (“ITCL”).

As of March 31, 2012, the Company had total cash and cash equivalents of $169.5 million and restricted cash of $86.5 million. Restricted cash includes $82.4 million relating to deposits in ITCL.

The Company estimates average total cash cost breakeven rates for 2012 on a TCE basis for VLCCs and Suezmax tankers of approximately $24,100 and $17,500, respectively.

Fleet Development

In March 2012, the Company announced that it had entered into an agreement to sell its 1993-built double hull Suezmax tanker Front Alfa. Delivery to the buyer took place on March 21, 2012 and the vessel ceased to operate in the tanker market. All debt pertaining to the vessel of $12.9 million was prepaid in December 2011 and the Company recorded a loss of $2.2 million in the first quarter of 2012.

In September 2011, the Company negotiated the early termination of bareboat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (ex-Edinburgh) and Ticen Ocean (ex-Front Lady), which are being chartered in from Ship Finance. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered and the charter party with Ship Finance was terminated, on March 27, 2012.

Newbuilding Program

As of March 31, 2012, and following the restructuring in December 2011, the Company’s newbuilding program comprised two Suezmax tankers, which constitute a contractual cost of $124.9 million. Installments of $12.5 million have been made and the remaining installments to be paid as of March 31, 2012, amount to $112.4 million with expected payments of $25.0 million in 2012 and $87.4 million in 2013.

Corporate

The Company purchased $10.0 million notional value of the convertible bonds due 2015 for $5.4 million and recognized a gain of $4.6 million in the first quarter of 2012.

The Board of Directors has decided not to declare a dividend for the first quarter of 2012.

77,858,502 ordinary shares were outstanding as of March 31, 2012, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the first quarter of 2012 was WS 56, representing an increase of approximately WS 2 points from the fourth quarter of 2011 and a decrease of approximately WS 2 points from the first quarter of 2011. Mainly due to increased bunker rates the TD3 flat rate was adjusted up by 19.2 percent from 2011 to 2012, hence the same WS gives 19.2 percent higher gross earnings in 2012 than in 2011. Current market indications are approximately $25,000/day in the second quarter of 2012.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the first quarter of 2012 was WS 82.2, representing a decrease of approximately WS 1 point from the fourth quarter of 2011 and the same as the first quarter of 2011. Mainly due to increased bunker rates the TD5 flat rate was adjusted up by 18.7 percent from 2011 to 2012, hence the same WS gives 18.7 percent higher gross earnings in 2012 than in 2011. Current market indications are approximately $16,000/day in the second quarter of 2012.

Bunkers at Fujairah averaged $730/mt in the first quarter of 2012 compared to $672/mt in the fourth quarter of 2011; an increase of approximately $58/mt.

The International Energy Agency's ("IEA") May 2012 report stated an average OPEC oil production, including Iraq, of 31.34 million barrels per day (mb/d) during February and March 2012. This was an increase of 820 kb/d compared to the fourth quarter of 2011.

IEA further estimates that world oil demand averaged 89.50 mb/d in the first quarter of 2012, which is a decrease of 400 kb/d from previous quarter and an increase of 300 kb/d from first quarter 2011. Additionally, the IEA estimates that world oil demand will average approximately 90.0 mb/d in 2012, representing an increase of 0.9 percent or approximately 800 kb/d from 2011.

The VLCC fleet counts 598 vessels at the end of the first quarter of 2012, up from 594 vessels at the end of the previous quarter. 11 VLCCs were delivered during the quarter whilst seven were deleted. The order book counted 111 vessels at the end of the first quarter, down from 123 orders from the previous quarter. Current order book represents about 18 percent of the VLCC fleet. According to Fearnleys the single hull fleet stands at 23 vessels.

The Suezmax fleet counts 451 vessels at the end of the first quarter, up from 446 vessels at the end of the previous quarter. 14 vessels were delivered during the quarter whilst nine were deleted. The order book counted 96 vessels at the end of the first quarter, down from 114 vessels at the end of the previous quarter. No new orders were placed during the quarter and the current order book now represents 21 percent of the total fleet. According to Fearnleys the single hull fleet now stands at nine vessels.

Strategy and Outlook

The Board sees a challenging supply / demand situation for the tanker market where the combined VLCC and Suezmax fleet between 2004 and 2012 increased by 98 percent without being backed by a similar increase in demand. Frontline will continue to remain cautious and focus its resources on the present activities until a clearer sign of recovery can be seen in the tanker market.

Following the restructuring completed in December 2011, the cash break even rates for the Company were substantially reduced for the period 2012-2015, creating a downside protection for the Company.

As part of the restructuring, the Company obtained agreements with its major counterparties to reduce the gross charter payment commitments under existing chartering arrangements. Frontline will, however, compensate charter counterparties with 100 percent of any difference between the renegotiated rates and the actual market rate up to the original contract rates. Some of the counterparties will receive some additional compensation for earnings achieved above original contract rates. The TCEs earned in the in the first quarter of 2012 were above the renegotiated rates and Frontline recorded cash sweep expense of $14.9 million in the quarter. The main part of this relates to the amended charter parties with Ship Finance.

The development in the first quarter and so far in the second quarter has been stronger than the Board anticipated at the beginning of the year. Based on results achieved so far in the quarter and the current outlook the Board expects the operating result in the second quarter to be better than in the first quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 24, 2012

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2012 Jan-Mar	2011 Jan-Mar	2011 Jan-Dec
Total operating revenues	167,286	234,809	810,102
Gain (loss) on sale of assets and amortization of deferred gains	10,950	13,230	(307,894)
Voyage expenses and commission	58,478	75,705	295,787
Profit share expense	31	2,250	482
Cash sweep expense	14,932	-	-
Ship operating expenses	29,505	51,099	187,010
Charter hire expenses	12,117	16,585	65,601
Administrative expenses	8,324	8,080	35,886
Impairment loss on vessels	-	-	121,443
Depreciation	29,399	51,508	195,597
Total operating expenses	152,786	205,227	901,806
Net operating income (loss)	25,450	42,812	(399,598)
Interest income	20	2,161	3,958
Interest expense	(24,317)	(36,089)	(141,497)
Share of losses from associated companies	(163)	(231)	(600)
Foreign currency exchange gain	59	171	106
Other non-operating income	5,839	8,137	9,153
Net income (loss) before taxes and noncontrolling interest	6,888	16,961	(528,478)
Taxes	(85)	(63)	(532)
Net income (loss)	6,803	16,898	(529,010)
Net loss (income) attributable to noncontrolling interest	372	(1,433)	(591)
Net income (loss) attributable to Frontline Ltd.	7,175	15,465	(529,601)

Basic earnings (loss) per share ($)	$0.09	$0.20	$(6.80)

Income on timecharter basis ($ per day per ship)*
VLCC	25,600	28,600	22,800
Suezmax	19,500	17,300	14,100
Suezmax OBO	37,800	36,300	36,700
* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (in thousands of $)	2012 Jan-Mar	2011 Jan-Mar	2011 Jan-Dec
Net income (loss)	6,803	16,898	(529,010)
Unrealized gain (loss) from marketable securities	437	(58)	(894)
Foreign currency translation gain (loss)	75	98	(49)
Other comprehensive income (loss)	512	40	(943)
Comprehensive income (loss)	7,315	16,938	(529,953)
Comprehensive income (loss) attributable to Frontline Ltd.	7,687	15,505	(530,544)
Comprehensive (loss) income attributable to noncontrolling interest	(372)	1,433	591
	7,315	16,938	(529,953)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2012 Mar 31	2011 Mar 31	2011 Dec 31
ASSETS
Short term
Cash and cash equivalents	169,511	182,976	160,566
Restricted cash	86,524	184,293	100,566
Other current assets	174,255	197,839	149,273
Long term
Restricted cash	-	60,000	-
Newbuildings	13,270	227,423	13,049
Vessels and equipment, net	296,287	1,343,411	312,292
Vessels under capital lease, net	997,532	1,393,322	1,022,172
Investment in finance lease	53,032	54,930	53,531
Investment in unconsolidated subsidiaries and associated companies	27,177	3,177	27,340
Other long-term assets	1,895	8,010	1,780
Total assets	1,819,483	3,655,381	1,840,569

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	21,853	114,441	19,521
Current portion of obligations under capital lease	53,437	235,771	55,805
Other current liabilities	97,866	100,184	92,058
Long term liabilities
Long term debt	472,717	1,158,719	493,992
Obligations under capital lease	945,717	1,264,242	957,431
Other long term liabilities	6,777	13,560	8,283
Commitments and contingencies
Equity
Frontline Ltd. equity	208,993	755,127	200,984
Noncontrolling interest	12,123	13,337	12,495
Total equity	221,116	768,464	213,479
Total liabilities and equity	1,819,483	3,655,381	1,840,569

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2012 Jan-Mar	2011 Jan-Mar	2011 Jan-Dec
OPERATING ACTIVITIES
Net income (loss)	6,803	16,898	(529,010)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	29,534	52,100	202,519
Unrealized foreign currency exchange (gain) loss	(5)	29	73
(Gain) loss on sale of assets and amortization of deferred gains (including securities)	(10,950)	(13,230)	311,249
Equity losses of associated companies	163	231	600
Impairment loss on vessels	-	-	121,443
Other, net	(3,881)	(5,437)	(8,681)
Change in operating assets and liabilities	(8,119)	(57,683)	(41,340)
Net cash provided by (used in) operating activities	13,545	(7,092)	56,853

INVESTING ACTIVITIES
Change in restricted cash	14,042	11,324	155,581
Additions to newbuildings, vessels and equipment	(565)	(3,127)	(82,378)
Finance lease payments received	425	355	1,535
Proceeds from sale of vessels and equipment	10,174	91,235	200,041
Proceeds from sale of shares in subsidiaries	-		128,882
Proceeds from sale of investments	-	46,547	46,547
Net investment in associated companies	(250)	-	(24,536)
Net cash provided by investing activities	23,826	146,334	425,672

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid	-	(1,176)	70,559
Repayment of long-term debt	(14,343)	(91,198)	(256,527)
Repayment of capital leases	(14,083)	(32,745)	(295,501)
Dividends paid	-	(7,786)	(17,129)
Net cash used in financing activities	(28,426)	(132,905)	(498,598)

Net increase (decrease) in cash and cash equivalents	8,945	6,337	(16,073)
Cash and cash equivalents at start of period	160,566	176,639	176,639
Cash and cash equivalents at end of period	169,511	182,976	160,566

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2012 Jan-Mar	2011 Jan-Mar	2011 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	77,858,502	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of period	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	225,769	224,245	224,245
Stock option expense	322	275	1,524
Balance at end of period	226,091	224,520	225,769

CONTRIBUTED SURPLUS
Balance at beginning and end of period	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(4,779)	(3,836)	(3,836)
Other comprehensive income (loss)	512	40	(943)
Balance at end of period	(4,267)	(3,796)	(4,779)

RETAINED (DEFICIT) EARNINGS
Balance at beginning of period	(463,012)	83,718	83,718
Net income (loss)	7,175	15,465	(529,601)
Cash dividends	-	(7,786)	(17,129)
Balance at end of period	(455,837)	91,397	(463,012)

FRONTLINE LTD. EQUITY	208,993	755,127	200,984

NONCONTROLLING INTEREST
Balance at beginning of period	12,495	11,904	11,904
Net (loss) income	(372)	1,433	591
Balance at end of period	12,123	13,337	12,495

TOTAL EQUITY	221,116	768,464	213,479

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the “Company” or “Frontline”) is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company’s ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2011.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2011.

3.	RESTRUCTURING

The Company successfully completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies (“SPCs”) to Frontline 2012 Ltd (“Frontline 2012”). These SPCs held six VLCCs (including one on time charter), four Suezmax tankers and five VLCC newbuilding contracts. The SPCs were sold at fair market value of $1,120.7 million. As part of the transaction, Frontline 2012 assumed the obligation to pay $666.3 million in bank debt related to the vessels and $325.5 million in remaining commitments to the yard under the newbuilding contracts. The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in the fourth quarter of 2011. The Company will receive payment for the working capital related to the assets sold in the amount of $10.5 million.

On December 16, 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of par value $2.00 per share at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the Norwegian Over the Counter list in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8 percent of the share capital of Frontline 2012 for which it paid $25.0 million. The Company has accounted for its investment in Frontline 2012 under the equity method. There were no discontinued operations associated with this transaction.

The Company will initially manage Frontline 2012 through its wholly owned subsidiary, Frontline Management (Bermuda) Ltd.. Frontline 2012 plans to establish its own management subsidiary with a management team solely focused on its activities over time.

Following the restructuring, the Company's operating fleet was reduced from 58 vessels to 48 vessels, including the nine vessels owned through Independent Tankers Corporation Limited (“ITCL”). In addition, newbuilding commitments reduced from $437.9 million to $112.4 million relating to two Suezmax tanker newbuilding contracts. Bank debt was eliminated following a prepayment of a $12.9 million loan associated with a vessel, which was not part of the transaction with Frontline 2012, and the prepayment of ITCL's $33.0 million bank loan.

As part of the restructuring, the Company obtained agreements with its major counterparties to reduce the gross charter payment commitments under existing chartering arrangements by approximately $293 million for the period from January 1, 2012 to December 31, 2015. The Company will compensate the counterparties with 100% of any difference between the renegotiated rates and the actual spot rate up to the original contract rates. Some of the counterparties will receive some additional compensation for earnings achieved above the original contract rates.

4.	NEWBUILDINGS

Five VLCC newbuilding contracts were sold to Frontline 2012 in December 2011 (see Note 3), which left the Company with two Suezmax newbuilding contracts at December 31, 2011. No installments were paid in the quarter ended March 31, 2012.

5.	VESSELS AND EQUIPMENT, NET
The Company sold its 1993-built double hull Suezmax tanker, Front Alfa, in the quarter ended March 31, 2012.

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $1.1 million at March 31, 2012 (December 31, 2011: $0.7 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the “Level 1” category of ASC 820-10 being “measurements using quoted prices in active markets for identical assets or liabilities”.

7.	DEBT

The Company’s bank debt was eliminated in December 2011. See Note 3.

In March 2012, the Company purchased $10.0 million notional value of the convertible bonds due 2015 for a purchase price of $5.4 million. The Company recognized a gain of $4.6 million in the first quarter of 2012. After the purchase, the Company holds 4.4% of the convertible bonds outstanding. The conversion price of the Company’s convertible bonds at March 31, 2012 and December 31, 2011 was $36.5567.

8.	RELATED PARTY TRANSACTIONS

The Company’s most significant related party transactions are with Ship Finance International Limited (“Ship Finance”), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a cash sweep bonus and profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees. In addition, the Company is chartering in two vessels from Frontline 2012 on floating rate time charters under which the charter hire expense is equal to the time charter equivalent earnings of the vessels.

In September 2011, the Company negotiated the early termination of bareboat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (ex-Edinburgh) and Ticen Ocean (ex-Front Lady), which are being chartered in from Ship Finance. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012.

9.	COMMITMENTS AND CONTINGENCIES

As of March 31, 2012, and following the restructuring described in Note 3, the Company was committed to make newbuilding installments of $112.4 million with expected payments of $25.0 million in 2012 and $87.4 million in 2013.